Exhibit 99.1

AETERNA zentaris to PRESENT at Noble Capital Markets’ 16th Annual Investor Conference

- pRESENTATION ON mONDAY, fEBRUARY 17TH AT 11:30 A.M. ET -

CHARLESTON, S.C., February 12, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that Dr. Klaus Paulini, Chief Executive Officer of Aeterna, will present at NobleCon16 - Noble Capital Markets’ 16th Annual Investor Conference on Monday, February 17th at 11:30 a.m. ET in Hollywood, Florida.

As part of his presentation, Dr. Paulini will provide a corporate overview and update on the Company’s lead product, Macrilen™ (macimorelin), the only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Dr. Paulini’s slide presentation will be made available on the Company’s website on Monday, February 17th.

In addition to the presentation, management will be available to participate in investor meetings with registered qualified investors attending the conference. To request a meeting, please contact the NobleCon16 one-on-one desk.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin) is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of pediatric growth hormone deficiency (PGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit the Company’s website at www.zentaris.com.

About Noble Capital Markets, Inc.

Noble Capital Markets (“Noble”) is a research driven boutique investment bank that has supported small & microcap companies since 1984. As a FINRA and SEC licensed broker dealer Noble provides institutional-quality equity research, merchant and investment banking, wealth management and order execution services. In 2005, Noble established NobleCon, an investor conference that has grown substantially over the last decade. In 2018 Noble launched www.channelchek.com - a new investment community dedicated exclusively to small and micro-cap companies and their industries. Channelchek is tailored to meet the needs of self-directed investors and financial professionals. Channelchek is the first service to offer institutional-quality research to the public, for FREE at every level without a subscription. More than 6,000 emerging growth companies are listed on the site, with growing content including webcasts, podcasts, and balanced news.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and Private Securities Litigation Reform Act, as amended, including those relating to the Company’s product development, clinical and regulatory timelines, market opportunity, competitive position, possible or assumed future results of operations, business strategies, potential growth opportunities and other statement that are predictive in nature. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s current beliefs and assumptions.

These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential, “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those set forth in the Company’s filings with the Securities and Exchange Commission. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contact:

Jenene Thomas

JTC Team
T (US): +1 (833) 475-8247
E: aezs@jtcir.com